
07047373

PSB Holdings, Inc.
2006 Annual Report


SEC MAIL
PROCESSING
MAR 1 6 2007
WASH, D.C.
185
SECTION

growing the past.
focused on the future.



Meet the PSB management team.

(As shown in the photo from left to right, along with their strategic focus for the coming year.)

Peter Knitt joined PSB in 2003 and was promoted to President and CEO in 2006. During 2007, Peter is responsible for identifying and developing key strategic competencies to set PSB apart from competitors and gain market share.

Scott Cattanach has served as PSB CFO since 2002. Scott is focused on developing products, tools, and systems to reduce reliance on wholesale funding and increase local deposit market share.

John Proulx has led PSB's mortgage banking team since 1996 and was promoted to Senior Manager of all retail products during 2006. John is charged with maintaining our real estate market share and developing a balanced PSB retail customer demographic.

David Johnson joined PSB in 2004 after serving as regional President for a competitor institution. David leads PSB's commercial product sales efforts and is responsible for capturing a larger share of commercial growth each year. During 2007, David is responsible for developing a consultative sales culture for use in PSB interactions with prospects and customers.

David Svacina served as Executive VP and Secretary of PSB since 2002 and retired at the end of 2006. During 2006, Dave laid the foundation for PSB's new Risk Management area and consolidated strategic management regarding regulatory compliance, audits, and new business risks. Dave continues to assist the bank in strategies to reduce PSB's dependency on interest income.

Donna Staples joined PSB in 2006 to lead PSB's Human Resources function. She brings valuable experience from both the banking and professional services industry. Donna is responsible for developing a plan to attract and retain key employees acceptable to the Board of Directors during 2007.

Keith Baars has served as a credit and commercial sales officer since 1998. Keith was promoted in 2006 to lead the bank's credit administration functions. Keith will assist Dave Johnson in growing PSB's commercial market share and help to improve key loan administration processes during 2007.

Gerry Klein joined PSB in 2001 and serves as Chief Information Officer and leader of the Operations department. Gerry is charged with identifying and streamlining at least 10 different processes in 2007 to enhance customer service, efficiency, or quality.

result focus

Summary Statements of Income ($000s) except per share data

	2006	2005	2004	2003	2002
Net interest income	$13,772	$14,109	$14,089	$13,181	$12,641
Provision for loans losses	495	160	855	835	1,110
Net interest income after provision for loan losses	13,277	13,949	13,234	12,346	11,531
Noninterest income	3,276	3,468	3,123	4,111	3,048
Operating expenses	11,702	11,040	10,975	9,351	8,226
Net income before income taxes	4,851	6,377	5,382	7,106	6,353
Provision for income taxes	1,424	2,037	1,856	2,300	1,988
Net income	$3,427	$4,340	$3,526	$4,806	$4,365
Diluted earnings per share	$2.07	$2.52	$2.03	$2.74	$2.48
Cash dividends per share	$0.64	$0.62	$0.60	$0.57	$0.54
Average common shares outstanding	1,645,603	1,714,648	1,725,136	1,740,106	1,758,249

Return on Equity and Assets



9.84%
0.69%
2002
2003
2004
2005
2006
ROE
ROA

Total Assets and Serviced Mortgages



$700
$600
$500
$400
$300
$200
$100
$0
$171
$502
2002
2003
2004
2005
2006
Total Assets
Serviced Mortgages

president's message


Customer Se
Peoples
Financial Center


Peoples

Dear Shareholders, Customers, & Employees,

Following the announcement of the retirement of President David Kopperud last April, the Board of Directors entrusted me with the future leadership of Peoples State Bank and PSB Holdings, Inc. (PSB) as President and CEO. I am honored by this trust and proud to follow Dave in this position. Dave's enthusiasm for his work and life in general has been a major asset for PSB over the years. I look forward to working with him in business development during 2007.

The past year was a challenging operating environment for PSB and most community banks as we balanced significantly changing interest rates and an inverted yield curve, new competition which limited asset growth, and increased operating costs. During 2006, PSB earned $2.07 per share compared to $2.52 per share during 2005. A decline in net interest margin without asset growth and higher provisions for estimated loan losses were the greatest factors behind lower net income.

Looking forward, the success of any team, whether an organization or a sports club, depends on the same factors: People, Focus, Preparation, Teamwork, and Execution. Our new strategic plan builds on the relationships of the past while providing focus for future growth and performance. I encourage you to read more under "Strategic Focus" in this report, but here are some highlights from our plan.

People

Although often overused, the saying "People bank with people" has never been more true. We are committed to attracting and retaining the best staff to meet total customer satisfaction and product quality goals. Our future growth depends on having relationships with customers who trust our advice and providing them with products that meet their needs. We will develop new relationships as all PSB employees serve as leaders and volunteers in community activities.

Focus

A goal cannot be reached unless the target is defined. Our target is to be the community bank against which all competitors measure their success. However, meeting this target depends on many strategic steps along the way. Our strategic map builds on the following, with each step dependent on those before it:

- Culture of service excellence
- Continuous learning and development
- Effective and efficient processes delivered with quality
- Multiple customer relationships within identified products and markets
- Financial growth and return to shareholders

Preparation

Our core strengths are evident in those markets we serve well. We are a leading provider of residential mortgage loan products in our home market of Marathon County, Wisconsin. We intend to use mortgage loans as an entry to other consumer banking products, which have long formed the "roots" of our customer base.

Peoples has seen tremendous growth over the years in lending to local businesses primarily secured by real estate. We have assembled a team of experienced commercial salespeople to increase our market share of locally owned businesses with a wider variety of services and products.

Teamwork

Our success is not defined by the achievements of one department, but by the achievements of the team working together. Our 2007 incentive plans are designed to require cooperation among staff to achieve success. These goals are prioritized and constantly communicated as we celebrate the success of one and work to help another improve. This attitude is the key driver in enhancing our culture of service excellence and customer focus.

Execution

We have identified nine strategic objectives to complete over the next five years. Each objective is assigned to a senior manager on our team. Progress on these objectives is monitored with a scorecard commonly referred to as a performance dashboard. In addition to common financial measures, the dashboard measures customer satisfaction, market share growth, quality levels, employee engagement, community involvement, etc. Dashboard measures are communicated to all employees at least quarterly.

One of PSB's primary advantages is our status as an independent bank. Independence allows us to understand and quickly react to customer needs. Our strong branch network allows customers to easily reach us wherever they live, work, or play in north-central Wisconsin. In addition, we continue to make significant technology investments to support customers beyond our traditional branch locations with the convenience of 24 hour banking.

I believe our focus and determination will build on our existing strengths to deliver strong shareholder value. We look forward to the challenges of 2007, and pledge to help our customers assess their individual financial needs and bring them the best products and services available. We commit to build on individual relationships, provide financial advantages to meet customer financial goals, and create growth and return for our shareholders.

I personally look forward to meeting each of you and serving you in the years ahead. Many thanks to the Board of Directors and bank staff for the gracious and friendly welcome they have given my family and I in our transition to the Wausau area. It feels like home.



Peter W. Knitt

President & CEO
PSB Holdings,Inc.
& Peoples State Bank



Customer & Community Focus

Peoples recognizes the importance of investing in its long-term reputation by fostering a strong sense of ethical and responsible behavior. Our business reputation is developed through our relationships with customers, associates, investors, and suppliers. We are also committed to having a positive relationship with the communities in which we operate. Peoples' associates were involved in 210 local community organizations and events during 2006 representing 95% of PSB supervisors and managers, and 70% of all associates. By earning peoples' trust, we seek multiple product relationships with customers and to be a dominant competitor in the residential real estate and locally owned business markets.

Financial Growth

Our strategy is based on building relationships with customers who trust Peoples with their financial needs and resources. Operating with service excellence supports a loyal customer base and growth into new customers. Efficient operations help to keep costs low and react to customer needs faster. Building on our core competencies of residential real estate dominance and small business financing keeps us in markets with potential for growth. Strong returns to shareholders requires a combination of growth, profitability, risk management, and increased sources of revenue outside of net interest income. These represent the core of our strategy. Our focus is clear and the challenge is great, but we look forward to the future with confidence.

strategic focus

Strategic Planning

PSB's plan to achieve success in key areas of culture, learning and development, process, customers, and financial growth, is represented by the Peoples Strategy Map. Internally, the Strategy Map visually shows how each aspect of our customers, people, and operations must connect together to achieve our goals and lends focus to our daily activities. The Strategy Map includes the following key components.

Culture

Developing a strong corporate culture allows staff to act efficiently and instinctively to provide service excellence. It requires an engaged workforce who are empowered and customer focused. Leadership within the community builds the skills to earn the trust of customers and confidence to lead them along financial paths. We strive to develop a strong sense of personal responsibility and accountability and reward and recognize people and their achievements. Each month, Peoples awards an associate with the "Above and Beyond" award as nominated by fellow associates or customers for specific examples of service excellence.

Learning & Development

As the financial requirements and service demands of our customers increase, so also must we provide employees with strategic learning programs and core competency development. As Peoples grows, the development of our associates will be key in creating a community bank for the future and opportunities for career advancement. Our responsibility for education is not just to our associates, but also to our customers. This March 2007, Peoples will hold the 3rd annual seminar on Managing and Financing Independent Business to proactively help local business owners better understand financing and cash flow management for their own operations.

Process and Efficiency

A key element of our customer experience is ensuring that doing business with Peoples is easy and convenient for customers. In this way we will deliver better value, greater customer satisfaction and generate sustainable growth. During 2006 we rolled out remote deposit capture (On-Site Deposit) for our commercial customers eliminating the need to stop at the bank daily to make deposits.

board of directors

Peter W. Knitt
President & CEO
PSB Holdings, Inc.
& Peoples State Bank

Gordon P. Gullickson
Chairman of PSB Holdings, Inc.
Retired
Formerly President of
Peoples State Bank

Gordon P. Connor
President
Connor Management Corp.

Patrick L. Crooks
Chairman of Peoples
State Bank
Attorney & President
Crooks, Low, & Connell, S.C.

William J. Fish
President
BILCO, Inc. (McDonald's
Franchisee)

Charles A. Ghidorzi
President
C.A. Ghidorzi, Inc.
Structural Systems, Inc.

David K. Kopperud
Formerly President of
Peoples State Bank

Thomas R. Polzer
President
M&J Sports, Inc.

William M. Reif
President and CEO
Wausau Coated
Products, Inc.

Thomas A. Riiser
Retired
Formerly President of
Riiser Oil Co., Inc.

John H. Sonnentag
Chairman of the Board
County Materials Corporation

DIRECTORS EMERITUS
Leonard C. Britten
Eugene Witter
Lawrence Hanz, Jr.

PSB
HOLDINGS, INC.

phone 888.929.9902
web www.psbwi.com/shareholder.html
e-mail scattanach@psbwi.com

END